Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Western Wind Energy Corp. (the “Issuer”)
1326 – 885 West Georgia Street
Vancouver, BC V6C 3E8

Item 2.	Date of Material Change

January 31, 2011

Item 3.	News Release

The Issuer disseminated a press release dated December 17, 2010 through Market News, Stockwatch and Canada News Wire.

Item 4.	Summary of Material Change

The Issuer issued 1,000,000 bonus warrants to certain institutional lenders.

Item 5.	Full Description of Material Change

The Issuer issued an aggregate of 1,000,000 bonus warrants to Sun Life Assurance Company of Canada, John Hancock Life Insurance Company (U.S.A.), John Hancock Life Insurance Company of New York and Metropolitan Life Insurance Company at a price of $1.00 per warrant in connection with certain debt financing in the amount of US$204 million.

See the attached news release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

To obtain further information contact Jeffrey J. Ciachurski, the Chief Executive Officer of the Issuer, at 604-839-4192.

Item 9.	Date of Report

February 4, 2011